Exhibit T3B.12

Articles of Association

for

Intrum Capital AS

(Enacted in the Constituent General Meeting on 4.9.1990, amended on 5.3.1996, 24.1.20005.4.2000, , 23.3.2001,

15.5.2001, 13.1.2004, 24.9.2004,22.12.2004, 10.08.2006, 20.09.2006, 26.01.2009, 06.10.2015, 22.12.2016 and 19.06.2017, 25.09.2019, 28.10.2021, 23.05.2024)

I.  Company, Business and Business Office

§ 1

The company name is Intrum Capital AS.

The Company’s activities are, within the framework of current legislation, to buy and collect portfolios of monetary claims, to refinance breached monetary claims and activities related thereto, including through participation in or establishment of companies.

Funding and lending funds are provided as provided in Section 9.

The company’s registered office is in Bærum.

II.  Share capital

§2

The company’s share capital is NOK 100.003.000, divided into 100,000 shares at NOK 1,000.03 sounding on name and fully paid.

III.  The Board of Directors

§3

The company’s board of directors consists of 5-7 members. The chairman of the board shall ensure that the board meets at least 4 times annually and as often as the company’s business so indicates or when a board member so requires.

§4

The CEO is hired by the Board. The CEO’s responsibilities and tasks follow from the current laws and regulations and instructions set by the Board.

IV.  Audit

§5

The Company shall have a state-authorized auditor elected by the General Meeting.

V.  General Assembly

§6

The general meeting shall supervise the company’s purpose to be promoted in accordance with the legislation, the statutes and the general meeting’s own decisions.

The General Assembly shall:

1.	Select the board in accordance with Section 3 of the Articles of Association.

2.	Choosing an auditor

3.	Make a statement on matters that the company in question, which are presented to it by the company’s Board of Directors 4. Make decisions or authorization to occupy re- sponsible capital.

The Extraordinary General Meeting shall be held when the Board, the Company’s auditor or final shareholders representing at least one tenth of share capital require it.

The Annual General Meeting is held annually by the end of April and is convened by the Board. The deadline for convening an ordinary and extraordinary general meeting is 8 days.

At the Annual General Meeting, the following questions shall be addressed and decided:

1.	Determination of income statement and balance sheet

2.	Application of annual profits or coverage of deficits in accordance with the established balance sheet and distribution of dividends.

3.	Determine remuneration to the Company’s elected representatives and auditor.

4.	Other matters which, by law or by statute, belong to the General Assembly.

VI.  Company Business

§8

The Company shall have responsible capital that is at all times in relation to the Company’s business and is sufficient to comply with applicable laws and regulations.

§9

The Company obtains lending funds from:

1.	regulated credit institutions,

2.	other Norwegian lenders,

3.	foreign lenders.

The minimum loan per lender shall be NOK 1 million from depositors other than other companies in the Intrum AB group or other financial institutions.

Loan of the Company’s funds is granted by the Board or by delegated authority from the Board. The Board sets interest rates and loan terms.

VII.  Annual settlement

§ 10

The accounts follow the calendar year.

The Board’s proposals for income statement and balance sheet, annual report and audit report shall be submitted to the general meeting.

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